FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE

First quarter 2005 results

Revenues in $ up 25% at $252 M Net Result of €5 M Record backlog as of May 1st of $485 M, up 60%

Paris, May 12th 2005

Compagnie Générale de Géophysique (ISIN: 0000120164 – NYSE: GGY) published today its consolidated results for the first quarter of 2005.

Pursuant to European regulation n°1606/2002 dated July 19, 2002, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB).

These are the Group’s first IFRS consolidated financial statements. They include comparative information for the period of 2004 using the same standards.

Q1 2005 highlights:

•	Revenues for the first quarter of 2005 are up 18% in Euros and up 25% in USD compared to the first quarter of 2004, representing a record first quarter for both Sercel and Geophysical Services.

•	Geophysical Services operating result (not including Argas) at break even, an improvement of nearly € 7M.

•	Sercel operating income of €15.7M representing a 20% operating margin.

•	Group operating result and Group net result both stable year on year at respectively €13.9M and € 5.0M, despite a negative €/$ exchange rate effect estimated at €4.0M.

•	Refinancing of existing $150M Senior Notes through a new $165M issue (yield 7,5% compared to 105/8% and maturity 2015 vs 2007).

•	Record Group backlog of $485M as of May 1st 2005, a 60% increase year on year.

Consolidated Statement of Earnings
(non audited)

Million Euros	Period ended March 31st
IFRS	2005	2004
Operating revenues	190.4	161.8
Gross margin	40.5	34.2
Operating profit (loss)	13.9	14.9
Income (loss) from equity investments	3.8	2.1
Cost of financial debt	(5.4)	(6.0)
Other financial items	0.9	(1.4)
Income taxes	(8.1)	(4.6)
Net income (loss)	5.1	5.0
Net income loss attributable to Group share	5.0	5.0
Earnings per share (Euros)	0.43	0.43

Revenues:

At Euros 190 million (USD 252 million), revenues for the first quarter of 2005 are up 18% in Euros and 25% in USD compared to Euros 162 million (USD 202 million) for the first quarter of 2004.

Per segment:

Total revenues for Geophysical Services for the first quarter 2005 are Euros 113 million (USD 150 million), up 37% in Euros and 45% in USD compared to Euros 83 million (USD 104 million) for the first quarter of 2004.

Land revenues are Euros 23 million (USD 30 million), down 8% in euros and stable in $ when compared to the first quarter of 2004 revenues of Euros 25 million (USD 31 million). After the trough of the second semester of 2004, the land acquisition SBU with ten crews in operation will return in the second quarter of 2005 to a level of activity in line with the objective of its restructuring plan.

Offshore revenues at Euros 67 million (USD 89 million) for the first quarter 2005 are up 92% in Euros and 104% in dollars compared to Euros 35 million (USD 44 million) for the first quarter of 2004. This strong improvement reflects the price increase in the exclusive marine market, the excellent productivity of the fleet and the good level of multi-client after-sales, which doubled year on year. The net book value of the offshore seismic data library at the end of March 2005 is Euros 119 million.

For the first quarter 2005, Processing and Reservoir revenues are Euros 24 million (USD 32 million), up 2 % in Euros and 9% in USD compared to Euros 23 million (USD 29 million) for the first quarter of 2004 in a market stimulated by the demand in marine acquisition.

For the first quarter 2005, Sercel total sales are Euros 81 million (USD 107 million), up 3 % in USD, compared to the already high level of sales in the first quarter of 2004 of USD 103 million (Euros 83 million). External sales for the first quarter 2005 are Euros 77 million (USD 102 million). Sercel in the first quarter took already advantage of its good positioning in a market characterised by a steady high demand for land equipment and an increasing demand for marine equipment.

Operating Income:

The Group Operating Income for the first quarter 2005 is a Euros 13.9 million profit compared to a Euros 14.9 million profit for the first quarter of 2004 which benefited from a Euros 5.9 millions positive impact of other revenues (compared to Euros 0.9 millions in Q1 05) of which in particular insurance proceeds.

The Group Operating Income including Argas equity result for the first quarter 2005 is Euros 17.7 million compared to Euros 17.0 million in the first quarter 2004.

With a better contribution from the Offshore SBU, the Geophysical Services operating income is at break even in the first quarter 2005 compared to an operating loss of 6.8 million in the first quarter 2004.

Sercel’s operating income for the first quarter of 2005 represents 20% of revenues, in line with 2004 average profitability but down compared to the first quarter 2004, which represented a 28% exceptional operating margin, as a result of a very favourable products mix.

Segment information

Million Euros	Period ended March 31st
IFRS	2005	2004
Operating revenues
Services	113.6	83.9
Products	80.6	82.8
Elimination	(3.8)	(4.9)
Total	190.4	161.8
Operating profit (loss)
Services	0.1	(6.8)
Products	15.7	23.0
Corporate	(2.8)	(2.5)
Elimination	0.9	1.2
Total	13.9	14.9

Net Result :

Net result for the first quarter 2005 is a stable Euros 5.0 million profit stable compared to the first quarter 2004, despite a negative €/$ exchange rate impact of €4.0 million, and increased income taxes.

Operating Result Before Depreciation and Amortization :

The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.

The ORBDA for the first quarter 2005 is Euros 48.5 million, representing 26% of revenues and a 25% increase year on year.

Summary of cash-flows

Million Euros	Period ended March 31st
IFRS	2005	2004
Net Cash after cost of net debt*	39.7	29.1
Net Cash before cost of net debt*	46.5	35.6
Cash flow provided by operating activities	17.8	41.3
Capital expenditures	(13.5)	(14.2)
Investment in library	(6.3)	(18.0)

*	Before changes in working capital

Balance Sheet items :

As of March 31st 2005, net equity is Euros 443 million and net debt Euros 133 million, representing a 30% gearing ratio.

During the first quarter, the company successfully closed its offering of USD165 million of 7½% Senior Notes due 2015. The net proceeds will be used to redeem and pay accrued interest on all outstanding aggregate principal of our existing 10⅝ % Senior Notes due 2007. The charge associated with this reimbursement, split for 2/3 in reimbursement premium and for 1/3 in recording of the unamortized balance of issuance fees, amounts to €8.5 million. It will be booked in Q2 accounts.

As a result of the overall refinancing of the 2007 Senior Notes done since the beginning of the year, the annual costs savings in interest expenses will slightly exceed €5 million.

Equity and Net Debt

Million Euros

IFRS	31/03/2005	31/12/2004
Shareholders’ equity	442.8	428.8
Net debt	133.4	122.5
Gearing ratio	30.1%	28.6%

Backlog :

The backlog as of May 1st 2005 was USD 485 million up 60% compared to May 1st 2004.

2005 perspectives :

The first quarter 2005 results are in line with the company’s forecasts. The market demand for geophysical services and equipment is confirmed by the substantial increase in backlog. The company objectives for 2005 especially the significant improvement in the profitability of Geophysical Services, are supported by this favourable market trend.

Contact : Christophe BARNINI (33) 1 64 47 38 10

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: May 12th 2005	By Senior Executive Vice President
Strategy , Control & corporate planning /Gerard CHAMBOVET/